================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13D-2(A)

                                (Amendment No. 1)


                           TELEWEST COMMUNICATIONS PLC
                                (Name of Issuer)


                 Ordinary Shares, par value 10 pence per share,
                   represented by American Depositary Shares,
                  each of which represents ten Ordinary Shares
                         (Title of Class of Securities)

                                   87956P 10 5
                                 (CUSIP Number)

                               Frank Eichler, Esq.
                              MediaOne Group, Inc.
                            188 Inverness Drive West
                            Englewood, Colorado 80112
                             Telecopy: 303-858 5834

                                 with a copy to:

                                  Akiko Mikumo
                             Weil, Gotshal & Manges
                                 One South Place
                                 London EC2M 2WG
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                November 10, 1998
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


CUSIP NO.  87956P 10 5

--------------------

*CUSIP No. 87956 10 5 relates to the American Depositary Shares.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)

------------------------------------------------                                       ----------------------------
                                                             SCHEDULE 13D
                       CUSIP NO. 87956P 10 5                                                Page 2 of 7 Pages

------------------------------------------------                                       ----------------------------

-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                  MEDIAONE GROUP, INC. (FORMERLY "U S WEST, INC.")

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 54-0926774

-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)   |_|        (b)  |X|

-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS:
         W.C.

-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

         NOT APPLICABLE

-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         DELAWARE

------------------------ ----- -----------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:
       NUMBER OF               638,347,122

                         ----- -----------------------------------------------------------------------------------
        SHARES            8    SHARED VOTING POWER:
                               1,101,786,083*
     BENEFICIALLY
                         ----- -----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:
       OWNED BY                638,347,122

                         ----- -----------------------------------------------------------------------------------
    EACH REPORTING        10   SHARED DISPOSITIVE POWER:
                               1,101,786,083*
      PERSON WITH

-------- ---------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,101,786,083*

-------- ---------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         NOT APPLICABLE                                                                        [ ]

-------- ---------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
         51.6%*

-------- ---------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:
         CO

-------- ---------------------------------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Securities Exchange Act 1934, as amended (the
"Exchange Act"), by MediaOne Group, Inc. by virtue of the Relationship Agreement and Operating Agreement referred to in the Statement on Schedule 13-D dated
September 21, 1998. The filing of this Amendment No. 1 to the Statement on
Schedule 13-D shall not be construed as an admission by MediaOne Group, Inc.
that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.


------------------------------------------------                                       ----------------------------
                                                             SCHEDULE 13D
                       CUSIP NO. 87956P 10 5                                                Page 3 of 7 Pages

------------------------------------------------                                       ----------------------------

-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                  MEDIAONE INTERNATIONAL HOLDINGS, INC.
                                                    (FORMERLY "U S WEST INTERNATIONAL HOLDINGS, INC.")

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 84-1083131

-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|         (b)   |X|

-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS:
         W.C.

-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                                    [ ]

         NOT APPLICABLE

-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         DELAWARE

------------------------ ----- -----------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:
       NUMBER OF               638,347,122

                         ----- -----------------------------------------------------------------------------------
        SHARES            8    SHARED VOTING POWER:
                               1,101,786,083*
     BENEFICIALLY
                         ----- -----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:
       OWNED BY                638,347,122

                         ----- -----------------------------------------------------------------------------------
    EACH REPORTING        10   SHARED DISPOSITIVE POWER:
                               1,101,786,083*
      PERSON WITH

-------- ---------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,101,786,083*

-------- ---------------------------------------------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         NOT APPLICABLE                                                                   [ ]

-------- ---------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
         51.6%*

-------- ---------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:
         CO

-------- ---------------------------------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purpose of Section 13(d) of the Exchange Act, by MediaOne International
Holdings, Inc. by virtue of the Relationship Agreement and Operating Agreement referred to in the Statement on Schedule 13-D dated September 21, 1998. The filing of this Amendment No. 1 to the Statement on Schedule 13-D shall not be construed as an admission by MediaOne International Holdings, Inc. that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.


------------------------------------------------                                       ----------------------------
                                                             SCHEDULE 13D
                       CUSIP NO. 87956P 10 5                                                Page 4 of 7 Pages

------------------------------------------------                                       ----------------------------


-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                       MEDIAONE UK CABLE, INC. (FORMERLY
                                                         "U S WEST UK CABLE, INC.")

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:      81-1145944

-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|       (b)  |X|

-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS:  (SEE INSTRUCTIONS)
         W.C.

-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                                   [ ]

         NOT APPLICABLE

-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         COLORADO

------------------------ ----- -----------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:
       NUMBER OF               597,961,920

                         ----- -----------------------------------------------------------------------------------
        SHARES            8    SHARED VOTING POWER:
                               1,101,786,083*
     BENEFICIALLY
                         ----- -----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:
       OWNED BY                597,961,920

                         ----- -----------------------------------------------------------------------------------
    EACH REPORTING        10   SHARED DISPOSITIVE POWER:
                               1,101,786,083*
      PERSON WITH

-------- ---------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,101,786,083*

-------- ---------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
         NOT APPLICABLE                                                                        [ ]

-------- ---------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
         51.6%*

-------- ---------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:
         CO

-------- ---------------------------------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purpose of Section 13(d) of the Exchange Act by MediaOne UK Cable, Inc. by virtue of the Relationship Agreement and Operating Agreement referred to in the Statement on Schedule 13-D dated September 21, 1998. The filing of this
Amendment No. 1 to the Statement on Schedule 13-D shall not be construed as an admission by MediaOne UK Cable, Inc. that it is, for the purposes of Section
13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.



------------------------------------------------                                       ----------------------------
                                                             SCHEDULE 13D
                       CUSIP NO. 87956P 10 5                                                Page 5 of 7 Pages

------------------------------------------------                                       ----------------------------

-------- ---------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON:                                 MEDIAONE CABLE PARTNERSHIP
                                                                   HOLDINGS, INC. (FORMERLY "U S WEST
                                                                   CABLE PARTNERSHIP HOLDINGS, INC.")

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:      84-1126521

-------- ---------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)   |_|       (b)  |X|

-------- ---------------------------------------------------------------------------------------------------------
3        SEC USE ONLY

-------- ---------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS:
         W.C.

-------- ---------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                              [ ]


-------- ---------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION:
         COLORADO

------------------------ ----- -----------------------------------------------------------------------------------
                          7    SOLE VOTING POWER:
       NUMBER OF               40,385,202

                         ----- -----------------------------------------------------------------------------------
        SHARES            8    SHARED VOTING POWER:
                               1,101,786,083*
     BENEFICIALLY
                         ----- -----------------------------------------------------------------------------------
                          9    SOLE DISPOSITIVE POWER:
       OWNED BY                40,385,202

                         ----- -----------------------------------------------------------------------------------
    EACH REPORTING        10   SHARED DISPOSITIVE POWER:
                               1,101,786,083*
      PERSON WITH

-------- ---------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         1,101,786,083*

-------- ---------------------------------------------------------------------------------------------------------
12
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES                   [ ]

         NOT APPLICABLE

-------- ---------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:
         51.6%*

-------- ---------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON:
         CO

-------- ---------------------------------------------------------------------------------------------------------



* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Exchange Act, by MediaOne Cable Partnership Holdings, Inc. by virtue of the Relationship Agreement and Operating Agreement referred to in the Statement on Schedule 13-D dated September 21, 1998. The filing of this Amendment No. 1 to Schedule 13-D shall not be construed as an admission by MediaOne Cable Partnership Holdings, Inc. that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the subject shares as to which it does not have sole voting and dispositive power.

----------------------                                     ---------------------
                                  SCHEDULE 13D
CUSIP NO. 87956P 10 5                                         Page 6 of 7 Pages

----------------------                                     ---------------------


ITEM 1             SECURITY AND ISSUER

                   This constitutes Amendment No. 1 (the "Amendment") to the Statement on Schedule 13-D (the "Statement"), dated September 21, 1998, with respect to the Ordinary Shares, par value 10 pence per share ("Telewest Ordinary Shares"), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales ("Telewest"). All capitalized terms used and not otherwise defined herein shall have the meanings assigned to these terms in the Statement.


ITEM 4             PURPOSE OF TRANSACTION

                   On November 10, 1998, MediaOne acquired 174,908,162 SBC Sale Shares from SBUK pursuant to the Letter Agreement for a cash purchase price of U.S. $2.25 per SBC Sale Share.


ITEM 5             INTEREST IN SECURITIES OF THE ISSUER

                         (a) - (c) As a result of the consummation of the
                   purchase of SBC Sale Shares contemplated by the Letter Agreement, MediaOne beneficially owns 638,347,122 Telewest Ordinary Shares or 29.9% of the outstanding Telewest Ordinary Shares. Of those 638,347,122 shares, 583,918,057 shares are held of record by UK Cable, 39,088,695 shares by Cable Partnership and 15,340,370 shares by TW Holdings. The 15,340,370 shares held of record by TW Holdings are attributed to MediaOne due to its 50% interest in TW Holdings, its right to have those shares distributed to MediaOne and certain other voting arrangements. As of the consummation of the transaction under the Letter Agreement, TINTA and its affiliates beneficially owned 463,438,961 Telewest Ordinary Shares or 21.7% of the outstanding Telewest Ordinary Shares. All of the shares beneficially owned by both MediaOne and TINTA are beneficially owned by TW Holdings, which in turn is owned 50% by MediaOne and 50% by TINTA. The filing of this Amendment shall not be construed as an admission by MediaOne that it is, for the purposes of Section 13(d) of the Exchange Act, the beneficial owner of the Telewest Ordinary Shares beneficially owned by TINTA.

                   (d) Not applicable.

                   (e) Not applicable.


ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                   The information set forth in Item 4 of this Amendment is incorporated herein by reference.

----------------------                                     ---------------------
                                  SCHEDULE 13D
CUSIP NO. 87956P 10 5                                         Page 7 of 7 Pages

----------------------                                     ---------------------


                                    SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:     November 12, 1998



MEDIAONE GROUP, INC.


By: /s/ Stephen E. Brilz
    ---------------------------------------
Name: Stephen E. Brilz
Title: Assistant Secretary



MEDIAONE INTERNATIONAL HOLDINGS, INC.


By: /s/ Stephen E. Brilz
    ---------------------------------------
Name: Stephen E. Brilz
Title: Assistant Secretary



MEDIAONE UK CABLE, INC.

By: /s/ Stephen E. Brilz
    ---------------------------------------
Name: Stephen E. Brilz
Title: Assistant Secretary



MEDIAONE CABLE PARTNERSHIP HOLDINGS, INC.

By: /s/ Stephen E. Brilz
    ---------------------------------------
Name: Stephen E. Brilz
Title: Assistant Secretary